75935D1.DOC 02/10/96 10:00 AM
                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No.1)*

                                 Aaron Rents Inc.
                                 (Name of Issuer)

                                Class B Common Stock
                           (Title of Class of Securities)

                                     002535201
                                  (CUSIP Number)

Check the following box if a fee is being paid with this statement ( ). (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

* The remainder of this cover page shall be filled out for a reporting person's initial person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              Page 1 of  7  Pages

SCHEDULE 13G
CUSIP NO. 002535201
Page 2 of  7  Pages

1     NAME OF REPORTING PERSON:  Mesirow Asset Management, Inc.
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  36-3429599
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:  Not applicable
           a ( )     b ( )
3     SEC USE ONLY
4     CITIZENSHIP OR PLACE OF ORGANIZATION:  Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
5     SOLE VOTING POWER:                                                    None
6     SHARED VOTING POWER:                                                  None
7     SOLE DISPOSITIVE POWER:                                               None
8     SHARED DISPOSITIVE POWER:                                             None
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:         None
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: ( ) Not applicable
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:                        0%
12    TYPE OF REPORTING PERSON:  IA

SCHEDULE 13G
CUSIP NO. 002535201
Page 3 of  7  Pages

1     NAME OF REPORTING PERSON:  Mesirow Financial Holdings, Inc.
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:  Not applicable
           a ( )     b ( )
3     SEC USE ONLY
4     CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
5     SOLE VOTING POWER:                                                    None
6     SHARED VOTING POWER:                                                  None
7     SOLE DISPOSITIVE POWER:                                               None
8     SHARED DISPOSITIVE POWER:                                             None
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:         None
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: ( ) Not applicable
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:                        0%
12    TYPE OF REPORTING PERSON:  HC

SCHEDULE 13G
CUSIP NO. 002535201
Page 4 of  7  Pages

1     NAME OF REPORTING PERSON:  Mesirow Financial Services, Inc.
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:  Not applicable
           a ( )     b ( )
3     SEC USE ONLY
4     CITIZENSHIP OR PLACE OF ORGANIZATION:  Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
5     SOLE VOTING POWER:                                                    None
6     SHARED VOTING POWER:                                                  None
7     SOLE DISPOSITIVE POWER:                                               None
8     SHARED DISPOSITIVE POWER:                                             None
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:         None
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: ( ) Not applicable
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:                        0%
12    TYPE OF REPORTING PERSON:  HC

SCHEDULE 13G
CUSIP NO. 002535201
Page 5 of  7  Pages

Item 1(a)     Name of Issuer:  Aaron Rents Inc.

Item 1(b)     Address of Issuer's Principal Executive Offices:
                   3001 N. Fulton Drive N.E.
                   1100 Aaron Building
                   Atlanta, GA  30363

Item 2(a)     Name of Person Filing:
Mesirow Asset Management, Inc. (an investment adviser registered under section 203 of the Investment Adviser's Act of 1940) had held shares of the issuer until September, 1995, as investment adviser to the Skyline Fund Special Equities Portfolio (an investment company registered under the Investment Company Act of 1940), the Mesirow Growth Fund Limited Partnership (formerly an Illinois limited partnership and reorganized on August 31, 1995 into Skyline Growth Fund, L.L.C., a Delaware limited liability company) and certain client accounts over which Mesirow Asset Management, Inc. had exercised discretion. On August 31, 1995, Mesirow Asset Management, Inc. sold its institutional advisory business and ceased to provide small-capitalization equity management services. This filing is also made on behalf of Mesirow Financial Holdings, Inc., which is the ultimate parent corporation of Mesirow Financial Services, Inc.; and Mesirow Financial Services, Inc. as the parent corporation of Mesirow Asset Management, Inc., and the former general partner of Mesirow Growth Fund Limited Partnership and the former sole manager of Skyline Growth Fund, L.L.C.

Item 2(b)     Address of Principal Business Office:
              The address of the principal business office of each of the above-named persons is:

              350 North Clark Street, Chicago, Illinois 60610

Item 2(c)     Citizenship:
              Mesirow Financial Holdings, Inc. is a Delaware corporation.
              Each of Mesirow Financial Services, Inc. and Mesirow Asset Management, Inc. is an Illinois corporation. Skyline Fund Special Equities Portfolio is a Massachusetts business trust. Mesirow Growth Fund Limited Partnership was formerly an Illinois limited partnership and was reorganized as Skyline Growth Fund, L.L.C., a Delaware limited liability company.

Item 2(d)     Title of Class of Securities:
                   Class B Common Stock

Item 2(e)     CUSIP Number:  002535201

SCHEDULE 13G
CUSIP NO. 002535201
Page 6 of  7  Pages

Item 3        Type of Person:
                   (e) Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

Item 4        Ownership:  Not applicable

Item 5        Ownership of Five Percent or Less of a Class:
              If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: (X)
              Mesirow Asset Management, Inc. (an investment advisor registered under section 203 of the Investment Advisers Act of 1940) had held shares of the issuer until September, 1995, as investment adviser to the Skyline Fund Special Equities Portfolio (an investment company registered under the Investment Company Act of 1940), the Mesirow Growth Fund Limited Partnership (formerly an Illinois limited partnership and reorganized on August 31, 1995 into Skyline Growth Fund, L.L.C., a Delaware limited liability company) and certain client accounts over which Mesirow Asset Management, Inc. had exercised discretion. However, on August 31, 1995, Mesirow Asset Management, Inc. sold its institutional advisory business and ceased to provide small-capitalization equity management services. Its interest in securities of the issuer was transferred when it sold its institutional advisory business.

Item 6        Ownership of More Than Five Percent on behalf of Another Person:
                   Not Applicable

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:
                   See response to item 2(a), above.

Item 8        Identification and Classification of Members of the Group:
                   Not applicable

Item 9        Notice of Dissolution of Group:  Not applicable

Item 10       Certification:
                   By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.
                                  Signature

SCHEDULE 13G
CUSIP NO. 002535201
Page 7 of  7  Pages

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 9, 1996


                                       MESIROW FINANCIAL HOLDINGS, INC.

                                       By: /s/ James Tyree
                                       -----------------------------------
                                       Its: Chairman, Chief Executive Officer

                                       MESIROW FINANCIAL SERVICES, INC.

                                       By:  /s/ James Tryee
                                       -----------------------------------
                                       Its: Chairman, Chief Executive Officer

                                       MESIROW ASSET MANAGEMENT, INC.

                                       By:  /s/ James Tyree
                                       -----------------------------------
                                       Its: Chairman, Chief Executive Officer